8th February 2002
Number 06/02

BHP BILLITON WITHDRAWS FROM OK TEDI COPPER MINE AND ESTABLISHES
DEVELOPMENT FUND FOR BENEFIT OF PAPUA NEW GUINEA PEOPLE

BHP Billiton today completed its withdrawal from the Ok Tedi copper mine in Papua New Guinea with the transfer of its 52 per cent equity stake to PNG Sustainable Development Program Limited (Program Company), a development fund that will operate for the benefit of the Papua New Guinean people.

The Program Company will operate independently and will utilise future dividend payments arising from BHP Billiton's transferred shareholding in Ok Tedi Mining Limited (OTML) to fund current and long-term sustainable development projects in Papua New Guinea, particularly the Western Province.

BHP Billiton had sought a responsible withdrawal from the project after being unable to secure the agreement of other OTML shareholders for early closure of the mine's operations. Associated with its decision to withdraw, the Group has not reported any production from the project since 30 June 2001 and previously recorded a US $148 million charge to profit for the write-off of its share of the net assets in the Ok Tedi project.

Following the transfer of BHP Billiton's shareholding, the equity participants in OTML are: PNG Sustainable Development Program Limited
(52%); the State of Papua New Guinea (30%) and Inmet Mining Corporation (18%). OTML will continue to operate the mine on behalf of the shareholders.

BHP Billiton CEO and Managing Director Paul Anderson said the Group's formal exit ended a long and difficult involvement with the Ok Tedi project. "Importantly, we have delivered upon our goal to manage our withdrawal in a way that minimises future environmental impacts; maximises the social and economic benefits for the people of PNG; and protects BHP Billiton shareholders from liabilities arising from the operation of the mine subsequent to our exit.

"The Program Company will utilise significant projected future dividends to fund sustainable development programs throughout the remaining 10-year economic life of the mine and for up to 40 years following the mine's closure. These sustainable development programs and projects will provide a foundation for skills and capabilities development and infrastructure support that will benefit the people of PNG for generations into the future," Mr Anderson said.

The benefits flowing to the people of PNG from the Program Company are separate from, and in addition to, the compensation arrangements negotiated directly with affected Western Province village communities by OTML.

OTML funds the compensation arrangements from earnings prior to dividend distributions to its shareholders and, following the BHP Billiton shareholding transfer, the Program Company will effectively continue to contribute to compensation arrangements in proportion to its OTML equity holding.

Mr Anderson said: "Recognising the mine will continue to operate, we have put in place a number of measures as part of our withdrawal to minimise future environmental impacts." The agreement provides for permanent dredging of sediments from the Lower Ok Tedi (at a current cost of US$35 million per year), or implementation of an approved superior alternative mitigation measure, for the life of the mine.

Additionally, the withdrawal agreement requires cash provisioning by OTML for mine closure and provides a scheme for retention of a responsible and skilled mine management team including the transfer of existing BHP Billiton Ok Tedi staff to OTML.

BHP Billiton will also provide financial support to the Program Company in the form of an interest-free funding facility for a period of three-years to enable the Program Company to fulfil its shareholder obligations from the outset, if required. As any allocations from the funding facility are fully repayable, these arrangements do not require provisioning in BHP Billiton's accounts (refer Appendix A).

In the event of a drought during the next three years, BHP Billiton will also purchase copper concentrate delivered to the Kiunga Port to an agreed level, if requested by OTML.

The financial support provided by BHP Billiton will ensure the Program
Company has immediate access to finance for environmental remediation or other capital requirements, in accordance with its shareholder obligations, prior to the accumulation of sufficient funds in the Program Company from future dividend flows.

Following the equity transfer, BHP Billiton will no longer benefit financially from the Ok Tedi mine operations and, as a result, the Group negotiated the agreement for its withdrawal to provide protection from any future liabilities including legal claims. The legal arrangements encompass a series of legal releases, indemnities and warranties that safeguard BHP Billiton's interests following its formal exit from the project. (Refer appendix A) Mr Anderson said: "We sought to close the mine early because of its environmental impact however any significant operational change requires the approval of all shareholders including the PNG Government. At the same time, we also made it clear we were not prepared to simply continue operating the mine to the end of its 10-year economic life."

Through an extensive consultation process it became clear that the optimum outcome from BHP Billiton's perspective was not the same as the outcomes sought by other OTML shareholders.

Mr Anderson said: "Early closure of the mine was unacceptable to the PNG Government and affected landowner communities because of the significant social and economic benefits derived from the mine's operations by the people of PNG. We recognise and respect the importance of those benefits and the wishes of the PNG people."

The PNG National Government commenced a consultation program two years ago with affected communities to determine if the mine should continue to operate after scientific studies commissioned by OTML revealed that mine environmental impacts would be greater than previously expected.

The Government-sponsored process, Community Mine Continuation Agreements, provides for the informed consent of affected village communities and negotiation of an integrated benefits package that reflects predicted future environmental impacts. To date, more than 95 per cent of affected communities have signed Community Mine Continuation Agreements.

The shareholders' agreement for BHP Billiton's withdrawal and the Community Mine Continuation Agreements have been legislated by the PNG National Parliament through the Ok Tedi Mine Ninth Supplemental Agreement Act.

Further information on Community Mine Continuation Agreements is available from the OTML web-site at www.oktedi.com. Background information on BHP Billiton's involvement in the Ok Tedi mine is available from our website at the following address: http://basemetals.bhpbilliton.com/okTedi/index.asp


Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com





Appendix A
----------

Governance and Operation of PNG Sustainable Development Program Company
-----------------------------------------------------------------------

The Program Company will be managed independently of BHP Billiton and OTML.
A total of seven directors will be appointed: three by BHP Billiton in consultation with the Group's Forum on Corporate Responsibility; three by community support agencies designated by the PNG Government and an additional director based in Singapore.

One-third of future dividend flows arising from the equity transfer to the Program Company are to be allocated to current sustainable development projects through until mine closure. The remaining two-thirds of funds are to be set aside in the Program Company's long term fund for expenditure on programs and projects for up to 40 years following the end of mine life. Funding allocations from the long term fund are limited to interest earned and 2.5 per cent of capital in any 12 month period.

Funding allocations must be approved by a majority of the Directors appointed by the PNG Agencies and BHP Billiton. The Program Company will operate through an Executive Officer, Program Manager and Advisory Council and with clearly defined operating rules including criteria for selecting programs and projects, consultation and public reporting.

In accordance with its OTML shareholder responsibilities, the Program Company's funding may be drawn upon for OTML capital calls (to the extent that the Program Company Directors decide to participate), contractual obligations including indemnities, and operating expenses.

BHP Billiton Interim Financial Support to PNG Sustainable Development Program Company
---------------------------------------------------------------------

BHP Billiton will provide financial support in the form of a fully repayable, interest-free funding facility for a period of three-years until the Program Company has built up its own funds.

The funding facility commitment is a maximum of $US100 million - Year 1; $US85 million - Year 2; $US 70 million - Year 3. The amounts are not cumulative and advances drawn in any year reduce the amount available in the following years. For example, if US$20 million is drawn down in Year 1; the funding facility available in subsequent years is $US65 million in Year 2 or $US50 million in Year 3.

The Program Company can only access funding advances to: participate in any OTML capital calls in accordance with its shareholder responsibilities; pay an indemnity claim; or pay operating expenses to the extent that any dividend distributions received by the Program Company are inadequate to cover such expenses.

The Program Company is obligated to repay all such advances until the amount outstanding is reduced to zero. Indemnity funding advances are repayable immediately without conditions; capital call advances are repayable when the Program Company's long term fund reaches a balance of $US50 million and all indemnity advances have been repaid.

In addition, in the event of a drought during the next three years
BHP Billiton has agreed to purchase copper concentrate delivered to the Kiunga Port to an agreed level, if requested by OTML.

The financial support arrangements do not require provisioning and are separate from the loss incurred by BHP Billiton in writing off its share of Ok Tedi's net assets. The agreements provide additional financial protection for OTML shareholders including the Program Company.

Legal Arrangements
------------------
The Shareholders' Agreement governing BHP Billiton's withdrawal provides for a series of legal releases, indemnities and warranties that protect the Group from legal liability for the period following its formal withdrawal from the Ok Tedi project.

Principally these include:
- BHP Billiton released both by OTML's shareholders and OTML from its obligations under the mine Management Agreement;

- BHP Billiton released from any legal action relating to regulatory compliance by the PNG Government;

- BHP Billiton to warrant OTML's other shareholders and OTML that it has disclosed all material facts and that it has provided shareholders with copies of all reports on the environmental effects of the Ok Tedi mine during the past five years;

- As part of the future compensation arrangements paid by OTML to the local communities in the six areas affected by the mine release, OTML shareholders past and future to be released from all demands and claims associate with future environmental impacts;

- Program Company to indemnify BHP Billiton and the PNG Government against any claims for damages relating to loss from pollution or damage to the environment arising from the operation of the Ok Tedi mine
(in the case of BHP Billiton) following the exit date and (in the case of the Government) prior to the exit date.


BHP Billiton investment write-offs
----------------------------------

The shareholders in OTML invested a total of US$1.9 billion in the project, about double initial expectations.

In 1985, BHP Billiton wrote-off its entire investment in the Ok Tedi project to that date (A $97 million after tax). In June 2001, BHP Billiton recorded a further A $286 million (after tax) charge to profit for the write-off of its share of the net assets in the project.



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